UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

UTEK CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

91759P106

(CUSIP Number)

January 9, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 91759P106

1.		Name of Reporting Persons Jerry Friedman
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 479,500 *See Item 4 - Ownership
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 479,500 *See Item 4 - Ownership
	8.	Shared Dispositive Power N/A
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 479,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9) 5.0%
12.		Type of Reporting Person IN

*SEE INSTRUCTION BEFORE FILLING OUT

SCHEDULE 13G

This Schedule 13G (the “Schedule 13G”) is being filed on behalf Jerry Friedman (the “Reporting Person”), relating to shares of common stock, $0.01 par value (the “Common Stock”), of UTEK Corporation. (“the Issuer”).

Item 1.	(a)	Name of Issuer.

UTEK Corporation

(b)	Address of Issuer’s Principal Executive Offices.

2109 Palm Avenue

Tampa, FL 33605

Item 2.	(a)	Name of Person Filing.

Jerry Friedman

(b)	Address of Principal Business Office.

West 6654 County Road V

Cascade, Wisconsin 53011

(c)	Citizenship.

USA

(d)	Title Class of Securities.

Common Stock, $0.01 par value per share

(e)	CUSIP Number.

CUSIP No. 91759P106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a) [ ]	Broker or dealer registered under Section 15 of the Act.
(b) [ ]	Bank as defined in Section 3(a) (6) of the Act.
(c) [ ]	Insurance company as defined in Section 3(a) (19) of the Act.
(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) [ ]	An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).
(f) [ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).
(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).
(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.
(j) [ ]	Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.
(a)	Amount Beneficially Owned

479,500 shares

(b)	Percent of Class

5.0%

(c)	Number of Shares as to which the person has
(i)	Sole power to vote or direct the vote

479,500

(ii)	Shared power to vote or to direct the vote

N/A

(iii)	Sole power to dispose or direct the disposition of

479,500

(iv)	Shared power to dispose or direct the disposition of

N/A

Item 5	Ownership of Five Percent or Less of a Class.

If this report is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [    ]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

By:	/s/ Jerry Friedman
Name:	Jerry Friedman